NEWS RELEASE
November 6, 2018

TAHOE REPORTS Q3 2018 RESULTS; ON TRACK TO MEET FULL-YEAR GUIDANCE

Expansion Projects Near Completion

VANCOUVER, British Columbia – November 6, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced financial and operating results for the third quarter ended September 30, 2018. The Company produced 91.2 thousand ounces of gold during the quarter at total cash costs and all-in sustaining costs ("AISC") of $807 and $1,263 per ounce, respectively.

Jim Voorhees, President and CEO of Tahoe: "The Company remains on track for its full year 2018 guidance near the low end of production and the high end of costs. During the third quarter, La Arena production was impacted by stacking at the highest levels of the leach pad which delayed gold production. In October, La Arena solution grades started improving and the mine achieved its second highest production month for the year, contributing to the expected production rebound in the fourth quarter. Construction at the Shahuindo Expansion and Bell Creek shaft projects continues to progress well. We received our 36,000 tpd operating permit for Shahuindo in mid-October and we expect to begin hoisting ore at the Bell Creek shaft in the coming weeks. By achieving these milestones, both projects remain on track for completion, positioning the business for an improved fourth quarter and execution of our 2019 growth plans."

Mr. Voorhees continued: “During the third quarter, we reported a loss of $(0.61) per share reflecting a $170 million non-cash impairment of our Escobal mine, the continued impact of the Escobal mine suspension and our ongoing care and maintenance costs. Excluding the impairment charge, we reported an adjusted loss of $(0.06) per share. On September 3rd we received the final resolution from the Constitutional Court on the Escobal mining license. Although the mining license remains suspended, the resolution provides a path forward to a restart of Escobal. We are encouraged that Stage 1 of the four-stage ILO 169 consultation process is well advanced. The relevant entities have agreed on the area of influence, which is the same as the original EIS boundary. The proposed boundary has been submitted to MARN for their approval, which is expected soon. Once finalized, Stage 2 of the consultation process can commence."

Key Financial and Operating Results

			Q3 YTD	Q3 YTD
$ millions unless otherwise indicated	Q3 2018	Q3 2017	2018	2017
Revenue	$111.8	$155.2	$378.9	$615.8
Earnings (loss) and total comprehensive income (loss)	$(190.0)	$(8.4)	$(212.4)	$99.8
Earnings (loss) per share	$(0.61)	$(0.03)	$(0.68)	$0.32
Adjusted earnings (loss)(1)	$(19.4)	$(7.2)	$(41.7)	$101.7
Adjusted earnings (loss) per share(1)	$(0.06)	$(0.02)	$(0.13)	$0.33
Cash provided by operating activities	$18.0	$48.7	$58.4	$223.3
Cash provided by operating activities before changes in working capital(1)	$19.4	$37.0	$89.7	$269.3
Silver Production (moz)(3)	—	—	0.1	9.8
Gold production (koz)	91	109	285	340
Total cash cost per silver oz produced ($/oz)(1)(2)	$—	$—	$—	$6.15
AISC per silver oz produced ($/oz)(1)(2)	$—	$—	$—	$8.91
Total cash cost per gold oz produced ($/oz)(1)(2)	$807	$747	$767	$639
AISC per gold oz produced ($/oz)(1)(2)	$1,263	$1,088	$1,156	$954
Sustaining capital	$29.7	$26.8	$78.7	$93.8
Project capital	$37.0	$26.9	$125.2	$74.1
Exploration expense	$4.5	$4.5	$11.7	$14.6
Corporate G&A	$11.9	$11.7	$37.4	$34.7
Weighted average shares outstanding (basic, in millions)	313.77	313.15	313.41	312.67

(1)	See “Cautionary Note on Non-GAAP Financial Measures” at the end of this news release.
(2)	Total cash costs and AISC are presented net of by-product credits.
(3)	No silver was produced from Escobal during Q3 2018 while the mine remained on care and maintenance.

NOTE TO READER: This news release has been refiled to correct tabulation errors in the Q3 YTD 2018 and 2017 figures for sustaining capital in the tables on pages 1 and 5.

Q3 2018 Summary & Highlights:

2018 performance expected to come in at the low end of production and high end of cost guidance – Q3 2018 gold production totaled 91.2 thousand ounces at total cash costs and AISC of $807 and $1,263 per ounce, respectively. For the nine months ended September 30, 2018, production totaled 285 thousand ounces at total cash costs and AISC of $767 and $1,156 per ounce, respectively. Despite low Q3 production, the Company expects to meet the low end of its production guidance (400 to 475 thousand ounces of gold) and the high end of its total cash cost, AISC, and capital guidance for the full year 2018, with gold production weighted to the fourth quarter.

Shahuindo gold production on track to increase in Q4 2018 – Gold production at Shahuindo during the third quarter totaled 20.3 thousand ounces. Heap leach recoveries have met expectations and year-to-date gold ounces placed on pads have exceeded the model by approximately 30% when comparing actual blast hole results to the reserves model. Q3 production was limited to 16,000 tpd as the Company awaited the full 36,000 tpd operating permit. With receipt of the expansion permit on October 16th, fourth quarter mine production is ramping up to full capacity.

La Arena production impacted by ore timing; expected to improve in Q4 – La Arena produced 33.3 thousand ounces during Q3. Low gold production resulted from the timing of ore placement and longer solution migration times due to stacking at the highest levels of the leach pad. New leach pad construction is expected to be completed in the fourth quarter. In October, solution gold grades increased by more than 30% and it was the second highest production month at La Arena this year, supporting the improved production expected in the fourth quarter.

Bell Creek Mill achieved record quarterly throughput of 4,287 tpd – Mill operations averaged a record 4,287 tpd in Q3 2018 as part of the Company's efforts to optimize the Timmins operations. Once the Bell Creek shaft project is complete and the mine ramps up by year-end, management expects the mill to achieve sustainable throughput exceeding 4,400 tpd with minimal additional capital expenditure. This is expected to lead to improved Q4 gold production.

Positive cash flow of $18.0 million – Cash flow provided by operating activities was $18.0 million and cash flow provided by operating activities before changes in working capital totaled $19.4 million for the quarter, despite the ongoing suspension of mining at Escobal.

Net liquidity position of $48.4 million – Tahoe ended the quarter with $48.4 million in cash and cash equivalents. During the quarter, the Company drew an additional $25.0 million on its revolving credit facility, for total outstanding debt of $100 million. The Company has a remaining available undrawn balance of $75.0 million plus a $25.0 million accordion on its credit facility. The Company has taken advantage of opportunities to accelerate certain capital spend into 2018 and as a result, the Company now expects to draw an additional $25.0 million on its credit facility before the end of year.

Shahuindo Expansion on track for 36,000 tpd ramp-up by year-end – Construction of the 24,000 tpd crushing and agglomeration (C&A) circuit has advanced, and mechanical completion of the full 36,000 tpd plant is expected in Q4 2018. Expansion of the adsorption, desorption and refining (ADR) process plant was completed in Q3. The electrical substation and transmission line for the project is substantially complete, with the transmission lines expected to be energized in the fourth quarter.

The Shahuindo Expansion project remains on time and on budget. The Shahuindo Expansion includes the 36,000 tpd C&A circuit (with estimated capital guidance of $80 million) as well as the expansion of the ADR plant to 36,000 tpd, the installation of a 220kV transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated costs for the Shahuindo Expansion (including the $80 million C&A circuit) is $170 to $180 million, of which $142.2 million has been spent through September 30, 2018 ($21.4 million in Q3 2018), excluding capitalized interest, with an additional $9.2 million committed. Approximately $30 to $35 million of the total Shahuindo Expansion guidance is expected to be spent for the secondary projects in 2019.

Bell Creek shaft project progressing towards completion in early Q4 2018 – The Bell Creek shaft project continues to progress well. All shaft excavation is now complete, the headframe has been installed, commissioning of the two hoists has begun, and the final electrical work is being completed on the surface plant. The Company now estimates the shaft project will be completed within 10% of the original $80 million guidance with the majority of the increase over guidance driven by hoist electrical installation and certain indirect costs through the end of the year. Approximately $82.5 million has been spent through September 30, 2018 ($11.1 million spent in Q3 2018), excluding capitalized interest. The Company has committed $5 million, which is substantially all of the remaining costs for the project.

Escobal impairment test triggered by final Constitutional Court resolution – The September 3rd Constitutional Court resolution that ordered the continued suspension of the Escobal mine until completion of the ILO 169 consultation triggered an impairment test resulting in a non-cash impairment of $170 million. The impairment was primarily driven by the extended suspension of Escobal operations, a decrease in the long-term silver price assumption, and an increase in the discount rate. Given the lack of certainty on an Escobal restart date, a sensitivity analysis was run with restart dates ranging from 6 to 18 months, with a final restart date of December 31, 2019 used in the analysis. The impairment negatively impacted earnings by $170 million or $0.54 per share, for a total quarterly loss of $(190.0) million or $(0.61) per share. Should the Escobal restart occur prior to December 31, 2019, or if there is significant change in other key assumptions used in the analysis, the impairment would be reevaluated for potential reversal.

MINING FOR SUSTAINABLE VALUE	2

Adjusted earnings adversely impacted by the Escobal mine suspension – Adjusted loss of $19.4 million ($0.06 per share) for the quarter was negatively impacted by the ongoing suspension of mining activities at the Escobal mine, which included care and maintenance costs of $6.6 million ($0.02 per share). Going forward, care and maintenance costs for Escobal are expected to decrease to approximately $1.5 million per month, or less than $5.0 million per quarter.

Guatemala Update:

Update on Escobal Mining License – On September 3, 2018, the Constitutional Court issued its ruling which ordered the continued suspension of the Escobal mining license while MEM conducts an ILO 169 consultation with the Xinka communities residing in the area of influence of the Escobal mine. Five parties requested clarification from the Constitutional Court regarding its September 3rd resolution. In response to the clarification requests, on October 8, 2018, the Constitutional Court issued a final resolution. The final resolution outlines a four-stage consultation process: (1) review, (2) pre-consultation, (3) consultation and (4) Supreme Court verification. The Supreme Court's verification is subject to a limited appeal to the Constitutional Court by the parties to the original amparo. In addition to the ILO 169 consultation process led by MEM, the Constitutional Court also established other requirements that must be completed as a condition for the Company to restart operations at Escobal, including studies related to archaeology, health, and environmental compliance which are intended to confirm that the mine is meeting regulatory and national standards.

Timeline for Completion of ILO 169 Consultation – The Constitutional Court's final resolution does not define a timeline for completion of the entire ILO 169 consultation process and the Company cannot predict when the consultation will be completed. For purposes of the Q3 Escobal impairment test, the company ran various scenarios with restart dates ranging from 6 to 18 months, based on its understanding of the process so far, and selected a final restart date of December 31, 2019 for the analysis. There can be no certainty that the restart date will occur on December 31, 2019.

As of November 6, 2018, Stage 1 of the four-stage ILO 169 consultation process was well advanced. MSR, the original EIS consultant and the two Guatemalan universities have agreed on the area of influence, which is the same as the original EIS boundary. The proposed area of influence has been submitted to MARN for their approval. Once finalized by MARN, MEM can formally commence Stage 2 of the consultation process.

Update on Guatemala Roadblock – Since June 7, 2017, a group of protesters near the town of Casillas continues to block the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. The roadblock has at times limited the transport of necessary supplies and fuel for the purpose of mine maintenance, although the Company has maintained sufficient supplies to ensure compliance with environmental mitigation measures.

For more information on Escobal, the ILO 169 consultation, or the roadblock, please refer to press releases dated October 10, 2018, September 7, 2018, and the Q3 2018 MD&A available on the Company’s website.

Conference Call

Tahoe’s senior management will host a conference call and webcast to discuss the Q3 2018 results on Wednesday, November 7, 2018 at 10:00 a.m. ET (7:00 a.m. PT). To join the call, please dial:

1-800-319-4610 (toll free from Canada and the U.S.)
+1-604-638-5340 (from outside Canada and the U.S.)

The webcast will be available on the Company’s website at http://www.tahoeresources.com/investor-relations/, as will a recording of the call later in the day. Complete financial results for Q3 2018 including the Company’s Management Discussion & Analysis and other filings will be posted on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and on the Company’s website.

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

Qualified Person Statement

Technical information in this news release has been approved by Thomas F. Fudge, Vice President Operations, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

SELECTED OPERATIONAL RESULTS

Selected quarterly segmented operational information from continuing operations for Q3 2018 and Q3 2017 was as follows:

		Q3 2018/Q3 2017
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues ($ 000's)	$—	$34,656	$33,854	$43,278	$111,788
	$6,831	$68,134	$25,760	$54,476	$155,201
Silver produced (000’s ozs)	—	7	22	4	33
	—	10	27	5	42
Gold produced (000’s ozs)	—	33	20	38	91
	—	48	19	42	109
Silver sold (000’s ozs)	—	5	23	4	32
	455	9	20	5	489
Gold sold (000's ozs)	—	29	28	36	92
	—	54	20	43	116
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$18.12	$—	$—	$—	$18.12
Gold	$—	$1,195	$1,210	$1,213	$1,206
	$977	$1,257	$1,271	$1,275	$1,226
Costs per ounce produced(1)
Total cash costs net of by-product
credits silver	$—	$—	$—	$—	$—
	$—	$—	$—	$—	$—
Total cash costs net of by-product
credits gold	$—	$764	$883	$803	$807
	$—	$794	$774	$681	$747
All-in sustaining costs net of by-
product credits silver	$—	$—	$—	$—	$—
	$—	$—	$—	$—	$—
All-in sustaining costs net of by-
product credits gold	$—	$1,182	$1,359	$1,283	$1,263
	$—	$1,038	$1,328	$1,034	$1,088
Capital Expenditures
Sustaining Capital ($ 000's)	$—	$10,029	$6,146	$13,516	$29,691
	$1,685	$7,687	$7,622	$9,824	$26,818
Non-Sustaining Capital ($ 000's)	$—	$—	$22,492	$14,513	$37,005
	$—	$—	$11,692	$15,223	$26,915

(1)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this news release.

(2)	Numbers may not calculate due to rounding.

Selected quarterly segmented operational information from continuing operations for Q3 YTD 2018 and Q3 YTD 2017 was as follows:

		Q3 YTD 2018/Q3 YTD 2017
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$(7)	$147,363	$87,128	$144,378	$378,862
	$193,354	$183,909	$71,010	$167,550	$615,823
Silver produced (000’s ozs)	—	18	71	14	103
	9,692	25	92	16	9,825
Gold produced (000’s ozs)	—	112	63	110	285
	4	148	60	127	340
Silver sold (000’s ozs)	—	21	71	14	106
	10,229	22	78	16	10,345
Gold sold (000's ozs)	—	115	67	113	295
	3	148	56	135	342
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$17.71	$—	$—	$—	$17.71
Gold	$—	$1,281	$1,275	$1,282	$1,280
	$1,294	$1,233	$1,246	$1,243	$1,239
Costs per ounce produced(1)
Total cash costs net of by-product
credits silver	$—	$—	$—	$—	$—
	$6.15	$—	$—	$—	$6.15
Total cash costs net of by-product
credits gold	$—	$764	$883	$803	$807
	$—	$624	$647	$653	$639
All-in sustaining costs net of by-
product credits silver	$—	$—	$—	$—	$—
	$8.91	$—	$—	$—	$8.91
All-in sustaining costs net of by-
product credits gold	$—	$1,182	$1,359	$1,283	$1,263
	$—	$831	$1,066	$1,046	$954
Capital Expenditures
Sustaining Capital ($ 000's)	$1,559	$24,916	$16,791	$35,407	$78,673
	$22,729	$20,005	$14,834	$36,260	$93,828
Non-Sustaining Capital ($ 000's)	$—	$—	$78,221	$47,002	$125,223
	$—	$—	$29,511	$44,554	$74,065

(1)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this news release.
(2)	Numbers may not calculate due to rounding.

CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from the Escobal mine and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing the total operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below.

Consolidated adjusted earnings and consolidated adjusted earnings per share

The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings") and consolidated adjusted earnings per share (“adjusted earnings per share”) as non-GAAP measures of a precious metals mining company’s operating performance. These measures have no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) gains or losses on sale of assets and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.

The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

			Q3 YTD	Q3 YTD
$ thousands unless otherwise indicated	Q3 2018	Q3 2017	2018	2017
Earnings (loss)	$(190,000)	$(8,380)	$(212,415)	$117,561
Impairment, net of tax	170,000	—	170,000	—
Unrealized foreign exchange loss (gain)	585	1,155	685	1,823
Adjusted earnings (loss)	$(19,415)	$(7,225)	$(41,730)	$101,689

Weighted average common shares outstanding
Basic (000’s)	313,767	313,152	313,412	312,673
Diluted (000’s)	313,767	313,152	313,412	312,722
Adjusted earnings (loss) per share
Basic	$(0.06)	$(0.02)	$(0.13)	$0.33
Diluted	$(0.06)	$(0.02)	$(0.13)	$0.33

Total cash costs before and net of by-product credits

The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.

Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

Total cash costs (silver)

Total cash costs per ounce of produced silver, net of by-product credits

			Q3 YTD	Q3 YTD
$ thousands unless otherwise indicated	Q3 2018	Q3 2017	2018	2017
Total operating costs (cost of sales)(1)	$—	$21,970	$—	$117,825
Depreciation and depletion	—	(2,794)	—	(31,847)
Change in product inventory	—	—	—	6,329
Treatment and refining charges	—	—	—	16,205
Total cash costs before by-product credits	$—	$—	$—	$89,336
By-product credits(2)		—		(29,740)
Total cash costs net of by-product credits	$—	$—	$—	$59,596
Silver ounces sold in concentrate (000’s)	—	—	—	9,773
Silver ounces produced in concentrate (000’s)	—	—	—	9,692
Total operating costs (cost of sales) per ounce sold	$—	$—	$—	$9.81

Total cash costs per ounce produced before by-product credits	$—	$—	$—	$9.22

Total cash costs per ounce produced net of by-product credits	$—	$—	$—	$6.15

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(2)	Gold, lead and zinc by-product credits are calculated as follows:

		Q3 2018				Q3 2017
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	—	—	—	—	0	$0	$0	$0.00
Lead Tonnes	—	—	—	—	0	$0	$0	$0.00
Zinc Tonnes	—	—	—	—	0	$0	$0	$0.00

		Q3 YTD 2018				Q3 YTD 2017
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	—	—	—	—	3,554	$1,281	$4,555	$0.47
Lead Tonnes	—	—	—	—	4,085	$2,369	$9,679	$1.00
Zinc Tonnes	—	—	—	—	5,568	$2,785	$15,508	$1.60

(3)	Numbers in tables may not calculate due to rounding.

Total cash costs (gold)

Total cash costs per ounce of produced gold, net of by-product credits

$ thousands unless otherwise indicated		Q3 2018
			Timmins
	La Arena	Shahuindo	mines	Total
Total operating costs (cost of sales)(1)	$29,215	$31,180	$43,780	$104,175
Depreciation and depletion	(11,244)	(7,702)	(15,242)	(34,188)
Change in product inventory	7,418	(5,286)	1,658	3,790
Smelting and refining charges	181	84	26	291
Total cash costs before by-product credits	25,570	18,276	30,222	74,068
Silver credit(2)	(93)	(334)	(64)	(491)
Total cash costs net of by-product credits	25,477	17,942	30,158	73,577
Gold ounces sold (000’s)	28.9	27.7	35.7	92.3
Gold ounces produced (000’s)	33.3	20.3	37.6	91.2
Total operating costs (cost of sales) per ounce sold	$1,011	$1,125	$1,226	$1,129
Total cash costs per ounce produced before by-product credits	$767	$900	$804	$812
Total cash costs per ounce produced net of by-product credits(3)	$764	$883	$803	$807

		Q3 YTD 2018
			Timmins
	La Arena	Shahuindo	mines	Total
Total operating costs (cost of sales)(1)	$109,285	$72,013	$142,518	$323,816
Depreciation and depletion	(39,015)	(18,021)	(47,473)	(104,509)
Change in product inventory	5,797	(5,011)	(1,058)	(272)
Smelting and refining charges	578	262	92	932
Total cash costs before by-product credits	76,645	49,243	94,079	219,967
Silver credit(2)	(350)	(1,136)	(221)	(1,707)
Total cash costs net of by-product credits	76,295	48,107	93,858	218,260
Gold ounces sold (000’s)	115.1	67.5	112.6	295.2
Gold ounces produced (000’s)	111.9	63.0	109.7	284.6
Total operating costs (cost of sales) per ounce sold	$949	$1,067	$1,266	$1,097
Total cash costs per ounce produced before by-product credits	$685	$781	$858	$773

Total cash costs per ounce produced net of by- product credits	$682	$763	$856	$767

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(2)	Consolidated silver by-product credits are calculated as follows:

		Q3 2018				Q3 YTD 2018

				Credit				Credit
			Total	per			Total	per
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	ounce

Silver Ounces (000's)	32,171	$15.26	$491	$5.38	106,018	$16.10	$1,707	$6

(3)	Numbers in tables may not calculate due to rounding.

$ thousands unless otherwise indicated		Q3 2017
			Timmins
	La Arena	Shahuindo	mines	Total
Total operating costs (cost of sales)(1)	$51,052	$19,556	$43,844	$114,452
Depreciation and depletion	(8,647)	(4,851)	(15,591)	(29,089)
Change in product inventory	(4,725)	539	229	(3,957)
Smelting and refining charges	244	123	46	413
Total cash costs before by-product credits	37,924	15,367	28,528	81,819
Silver credit(2)	(146)	(338)	(84)	(568)
Total cash costs net of by-product credits	37,778	15,029	28,444	81,251
Gold ounces sold (000’s)	53.7	20.0	42.7	116.4
Gold ounces produced (000’s)	47.6	19.4	41.7	108.7
Total operating costs (cost of sales) per ounce sold	$950	$978	$1,026	$983
Total cash costs per ounce produced before by-product credits	$797	$792	$683	$753

Total cash costs per ounce produced net of by-product credits	$794	$774	$681	$747

		Q3 YTD 2017
			Timmins
	La Arena	Shahuindo	mines	Total
Total operating costs (cost of sales)(1)	$116,398	$54,653	$129,714	$300,765
Depreciation and depletion	(19,593)	(14,826)	(45,092)	(79,511)
Change in product inventory	(4,598)	287	(1,565)	(5,876)
Smelting and refining charges	811	309	139	1,259
Total cash costs before by-product credits	93,018	40,423	83,196	216,637
Silver credit(2)	(369)	(1,346)	(275)	(1,990)
Total cash costs net of by-product credits	92,649	39,077	82,921	214,647
Gold ounces sold (000’s)	148.3	55.9	134.8	339.0
Gold ounces produced (000’s)	148.4	60.4	127.0	335.8
Total operating costs (cost of sales) per ounce sold	$785	$978	$962	$887
Total cash costs per ounce produced before by-product credits	$627	$669	$655	$645
Total cash costs per ounce produced net of by- product credits(3)	$624	$647	$653	$639

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(2)	Silver by-product credits are calculated as follows:

		Q3 2017				Q3 YTD 2017

			Total	Credit per			Total	Credit per
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Silver Ounces	33,943	$16.73	$568	$5.22	115,963	$17.16	$1,990	$5.93

(3)	Numbers in tables may not calculate due to rounding.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expenses, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

All-in sustaining costs (silver)

Total all-in sustaining costs per ounce of produced silver, net of by-product credits

The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

			Q3 YTD	Q3 YTD
$ thousands unless otherwise indicated	Q3 2018	Q3 2017	2018	2017
Total cash costs net of by-product credits	$—	$—	$—	$59,596
Sustaining capital(1)	—	0	—	19,062
Exploration	—	0	—	498
Reclamation cost accretion	—	0	—	123
General and administrative expenses	—	0	—	7,032
All-in sustaining costs	$—	$—	$—	$86,311
Silver ounces produced in concentrate (000’s)	—	0	—	9,692
All-in sustaining costs per ounce produced net of by-product credits	$—	$—	$—	$8.91

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.
(2)	Numbers in table may not calculate due to rounding.

All-in sustaining costs (gold)

Total all-in sustaining costs per ounce of produced gold, net of by-product credits

$ thousands unless otherwise indicated		Q3 2018
			Timmins
	La Arena	Shahuindo	mines	Total
Total cash costs net of by-product credits	$25,477	$17,942	$30,158	$73,577
Sustaining capital	10,029	6,146	13,516	29,691
Exploration	277	1,152	2,278	3,707
Reclamation cost accretion	345	104	61	510
General and administrative expenses	3,249	2,253	2,185	7,687
All-in sustaining costs	$39,377	$27,597	$48,198	$115,172
Gold ounces produced (000’s)	33.3	20.3	37.6	91.2
All-in sustaining costs per ounce produced net of by- product credits	$1,182	$1,359	$1,283	$1,263

		Q3 YTD 2018
			Timmins
	La Arena	Shahuindo	mines	Total
Total cash costs net of by-product credits	$76,295	$48,107	$93,858	$218,260
Sustaining capital	24,916	16,791	35,407	77,114
Exploration	964	2,856	4,209	8,029
Reclamation cost accretion	1,036	313	159	1,508
General and administrative expenses	10,049	6,653	7,524	24,226
All-in sustaining costs	$113,260	$74,720	$141,157	$329,137
Gold ounces produced (000’s)	111.9	63.0	109.7	284.6
All-in sustaining costs per ounce produced net of by- product credits	$1,012	$1,185	$1,287	$1,156

(1)	Numbers in tables may not calculate due to rounding.

$ thousands unless otherwise indicated		Q3 2017
			Timmins
	La Arena	Shahuindo	mines	Total
Total cash costs net of by-product credits	$37,778	$15,029	$28,444	$81,251
Sustaining capital	7,687	7,622	9,824	25,133
Exploration	294	926	2,035	3,255
Reclamation cost accretion	336	220	38	594
General and administrative expenses	3,288	1,985	2,765	8,038
All-in sustaining costs	$49,383	$25,782	$43,106	$118,271
Gold ounces produced in doré (000’s)	47.6	19.4	41.7	108.7
All-in sustaining costs per ounce produced net of by-product credits	$1,038	$1,328	$1,034	$1,088

		Q3 YTD 2017
			Timmins
	La Arena	Shahuindo	mines	Total
Total cash costs net of by-product credits	$92,649	$39,077	$82,921	$214,647
Sustaining capital	20,006	14,834	36,260	71,100
Exploration	849	3,722	6,351	10,922
Reclamation cost accretion	1,022	649	95	1,766
General and administrative expenses	8,778	6,106	7,168	22,052
All-in sustaining costs	$123,304	$64,388	$132,795	$320,487
Gold ounces produced in doré (000’s)	148.4	60.4	127.0	335.8
All-in sustaining costs per ounce produced net of by-product credits	$831	$1,066	$1,046	$954

(1)	Numbers in tables may not calculate due to rounding.

Cash provided by operating activities before changes in working capital

Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.

The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

$ thousands unless otherwise indicated	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Cash provided by operating activities before changes in working capital(1)	$19,355	$37,039	$89,706	$269,335
Net cash provided by operating activities(1)	$18,039	$48,675	$58,387	$223,321
Basic weighted average common shares outstanding	313,767	313,152	313,412	312,673

(1)

Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: in regards to the implications and timing of the decision of the Guatemalan Constitutional Court (i) ordering MEM to conduct consultation with indigenous populations in certain designated locations in the Escobal mine area of influence, (ii) the timing and results of the four-stage consultation process ordered by the Constitutional Court, including required actions of MEM and the Guatemalan Supreme Court, with the Company being unable to predict when the consultation will be completed (iii) the timing of reinstating the Company’s mining license in respect of the Escobal mine, (iv) the timing of reissuing Escobal’s export credential; the timing and results of other court proceedings and pending litigation; the timing and likelihood of resolving the road blockage affecting the Escobal mine or other mines from time to time; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production and cost targets for the Company’s gold operations in 2018 of 400,000 to 475,000 ounces of gold (at the high end of the range) with gold production weighted to the fourth quarter, total cash costs net of by-product credits of $725 to $775 per ounce and all-in sustaining costs per ounce of gold produced of $1,000 to $1,100 per ounce (in each case at the high end of the given cost range), as well as estimated 2018 production, cash costs, all-in sustaining costs, project capital, sustaining capital and exploration expenditures on a per gold mine basis; the continued evaluation of the La Arena II project and the economic analysis provided in the PEA, including the timeline and estimated capital required and the assessment of financial and strategic options; growing gold production to approximately one half million ounces; the timing for the new leach pad at La Arena in the Q4 2018 and the expectation with respect to the improved gold recovery at La Arena; the timing and the estimated costs of the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning in Q4 2018 and achieving the full 36,000 tpd production rate by the end of 2018; the expectation that up to $35 million of total Shahuindo Expansion costs for the secondary projects are to be expended in 2019; the timing of the receipt of permits at Shahuindo; the timing and estimated costs for the construction of the electrical substation at the Shahuindo mine and negotiations for the transfer of the substation including expectations regarding when such lines will be energized to the concessionaire as required by Peruvian regulations; the estimated cost and timing of completion of the Bell Creek shaft project, with completion of construction and ramp up expected to be completed by year end 2018 and total costs being within 10% of the original $80 million guidance; management's estimate that the Bell Creek mill can achieve sustainable average throughput of more than 4,400 tpd with minimal additional capital expenditure, which is expected to lead to improved gold production in the fourth quarter; care and maintenance plans at the Escobal mine and the expectation that costs for such plans will decrease to approximately $1.5 million per month; providing further updates to guidance when additional information regarding the Escobal mining license is available; the restart date assumption of December 31, 2019 for the Escobal mine operations used for the impairment analysis; expected working capital requirements; the continued availability of the revolving credit facility, the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected additional draws under the credit facility; the expected depreciation and depletion rates; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt and renewal of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and possible outcome of the pending appeal with the Constitutional Court; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business” and “- Risk Factors Relating to Tahoe’s Shares” in the Company’s Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected quarterly consolidated financial information from continuing operations is as follows:

$ thousands unless otherwise indicated	Q3 2018	Q3 2017	Q3 YTD 2018	Q3 YTD 2017
Metal Sold
Silver (000’s ozs)	32.2	489.0	106.1	10,345.0
Gold (000’s ozs)	92.3	116.3	295.2	342.4
Lead (000’s t)	—	—	—	4.1
Zinc (000’s t)	—	—	—	5.6
Realized Price
Silver in concentrate (per oz)	$—	$18.12	$—	$17.71
Gold in doré (per oz)	$1,206	$1,266	$1,280	$1,239
Lead (per t)	$—	$—	$—	$2,379
Zinc (per t)	$—	$—	$—	$2,864
LBMA/LME Price(1)
Silver (per oz)	$15.02	$16.84	$16.1	$17.16
Gold (per oz)	$1,213	$1,278	$1,283	$1,251
Lead (per t)	$2,104	$2,334	$2,337	$2,259
Zinc (per t)	$2,537	$2,963	$3,020	$2,783
Revenues	$111,788	$155,201	$378,862	$615,823
Total operating costs	$111,683	$136,422	$351,484	$418,590
Earnings from operations	$105	$18,779	$27,378	$197,233
(Loss) earnings	$(190,000)	$(8,380)	$(212,415)	$99,803
(Loss) earnings per common share
Basic	$(0.61)	$(0.03)	$(0.68)	$0.32
Diluted	$(0.61)	$(0.03)	$(0.68)	$0.32
Adjusted (loss) earnings(2)	$(19,415)	$(7,225)	$(41,730)	$101,689
Adjusted (loss) earnings per common share(2)
Basic(2)	$(0.06)	$(0.02)	$(0.13)	$0.33
Diluted(2)	$(0.06)	$(0.02)	$(0.13)	$0.33
Weighted average shares outstanding -
Basic	313,767	313,152	313,412	313
Weighted average shares outstanding -
Diluted	313,767	313,152	313,412	312,722
Dividends paid	$—	$6,252	$—	$43,686
Cash flow provided by operating activities	$18,039	$48,675	$58,387	$223,321
Cash flow provided by operating activities before changes in working capital(2)	$19,355	$37,039	$89,706	$269,335
Cash and cash equivalents	$48,414	$182,072	$48,414	$182,072
Total assets	$2,931,362	$3,127,529	$2,931,362	$3,127,529
Revolving Debt	$100,000	$—	$100,000	$—
Total long-term liabilities	$389,186	$315,979	$389,186	$315,979
Costs per silver ounce produced

Total cash costs net of by-product credits(2)	$—	$—	$—	$6.15
All-in sustaining costs per silver ounce net of by-product credits(2)	$—	$—	$—	$8.91
Costs per gold ounce produced

Total cash costs net of by-product credits(2)	$807	$747	$767	$639
All-in sustaining costs per gold ounce net of by-product credits(2)	$1,263	$1,088	$1,156	$954

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(2)

Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this news release and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Numbers may not calculate due to rounding.